AHLA Program Cooperation Agreement

Party A: Open University of China

Party B: CIBT Education Group Inc. and its wholly owned Chinese institution—Beijing Fenghua Education Consulting Co. Ltd.

By holding the principles of mutual benefits and development, two parties on cooperation signed in Beijing on the establishment of CIBT International Hotel Management Training Center to develop the following terms of the agreement:

Article One, AHLA Program:

American Hotel & Lodging Associate Education Institute (AE&LA-EI) has overall responsibility for various professional hotel management certification and related vocational education, and widely recognized by the international tourism industry, meanwhile concerned by the Chinese tourism industry. CIBT Education Group Inc. is the general agent of AHLA-EI in China (Authorization the Party A received from AHLA-EI shown in appendix), has overall responsibility to carry out these operations in China as the agency of AHLA-EI, and Beijing Fenghua Education Consulting Co. Ltd. is the operating institute of CIBT Education Group Inc. operating in China.

Article Two, Cooperation Model:

Two parties, as strategic partners, shall cooperate to promote hotel management training programs and shall strive to train industry professionals.

Party A will promote CIBT Hotel Management Education and Training Programs through Party B’s infrastructure of 44 provincial subsidiary schools and 956 municipal subsidiary schools. Party B shall promote CIBT programs within its education system, organize teaching and guide the students to the right career path. Party B is responsible for execution and operation of CIBT’s cooperation with its subsidiary schools.

Article Three, under consultations, the two parties agreed to carry out the AHLA-EI programs in the center of cooperation:

1.	Local Program: 3-year Diploma Students complete the 3-year diploma in China and graduate with two certificates – one from the local university and the other from AHLA-EI;

2.
International Program: 2+2
Model Students complete the first 2 years of AHLA-EI program in China obtaining AHLA-EI certificate and complete the other 2 years in AHLA-EI affiliated schools such as schools in the U.S., U.K., Switzerland, Australia and Canada graduating with a foreign university degree. Or students complete the first 2 years of AHLA-EI program in China obtaining AHLA-EI certificate and Party B will recommend and arrange students for an internship at foreign high-end hotels.

3.
AHLA-EI Short Term Training Program:
Short term training program ranges from 3 months to 5 months. The target market is all individuals in the society. Students will graduate with a corresponding certificate. Party B is responsible to refer graduates to local and foreign hotels for internship.

Article Four, two parties’ rights and obligations

1.	The rights and obligations of Party A
1)	Party A has the rights to use the name and trademark of Party B during cooperation publicity;
2)	Party A is responsible for promotion of Party B’s programs within its education system;
3)	Party A is responsible for the implementation and promotion of the cooperation programs;
4)	Party A is responsible for all courses’ teaching and quality supervision;
5)	Party A is responsible for marketing, promotion and recruitment for the cooperation programs;
6)	Party A is responsible for all online-teaching part involved in the cooperation programs.
2.	The rights and obligations of Party B
1)	Party B is responsible for being authorized and developing the AHLA-EI program.
2)	Party B lists the names of the center and Party A on www.ei-ahla.com, as the authorized institutions.
3)	Party B has the rights to use the name and trademark of Party A during cooperation publicity.
4)	Party B responsible for all AHLA-EI courses’ teaching and quality supervision.
5)
Under relative law or approval of contract, Party B should promptly introduce to Party A AHLA-EI’s updated educational products and programs, and do so under Party A’s request as well. If new fee generates, Party B is responsible for all new fee.

6)	Party B shall assist with publicity and promotion of the cooperation programs.

Article Five, Organization and regulatory agency:

There are one director and associate director in this program: director is occupied by juridical person of Party A, who is responsible for daily operating and strategic management; associate director is designated by Party B, who is responsible for center’s development planning and international communication.

Article Six, Financial Management:

1.	Two parties agreed to follow the provisions of AHLA-EI, and discuss and determine schedules for each program.
2.	Party B is responsible for collecting all tuition fees.
3.
Party A and Party B shall follow the following revenue sharing percentage: Party A retains 15% of the tuition revenue and Party B retains the remaining 85%. Party B shall remit payment to Party A within 10 days of fee collection..

Article Seven, Other Convention:

1.	Matters not covered in this agreement will be consulted by two parties.
2.	Any modifies and changes to this agreement require written agreement from both parties.
3.
Content of the agreement, and enforcement: The agreement is signed by the legal representatives or agents of both parties, and is affixed both parties’ official seal to enter into force. This agreement has four copies: two copies for each party. Each copy has the same legal validity.

4.	Term of this agreement is 3 years starting from January 1, 2011 and expiring on December 31, 2013. Before the expiration date, Party A and Party B may discuss about agreement renewal.
5.
In the event that either party, for any reason, needs to terminate the cooperation, that party shall give a written notice to the other party one month in advance. Existing students should not be affected by the termination. If students can not complete their program or internship due to either party’s termination, that party shall bear all the consequences.

Party A: Open University of China

Authorized representative name:

/s/ Zhiyong Ruan
Zhiyong Ruan

Date: January 1, 2011

Party B: CIBT Education Group Inc. – Beijing Fenghua Education Consulting Co. Ltd.

Authorized representative name:

/s/ Victor Yang
Victor Yang

Date: January 1, 2011
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